Mail Stop 3561
	September 9, 2005

Christopher A. Black
Senior Vice President, Chief Financial Officer
American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, IN 47130

	Re:	American Commercial Lines Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed August 29, 2005
	File No. 333-126696

Dear Mr. Black:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all page numbers refer to the courtesy marked copy of the registration statement.

Prospectus Summary, page 1
1. We note your revisions in response to comment 4 in our letter dated August 15, 2005. Your summary, however, still appears lengthy and repeats much of the information fully discussed in the business section. Please revise to further condense your summary disclosure.
Please note that the summary is merely intended to provide a brief overview of the key aspects of your business and the offering.
See
Instruction to Item 503(a) of Regulation S-K.

Summary Unaudited Pro Forma Condensed Consolidated Financial
Information, page 8

Explanation (i), page 9
2. We note that you have included tabular presentation of your net adjustment calculation for clarity. Please include with this tabular presentation explanations regarding the calculation of all new or adjusted interest expense. The explanation should accompany the table via footnote and include information such as interest rate, note balance, and term so that the reader can recalculate these significant changes.

Summary Historical Consolidated Financial Information, page 13
3. Reference is made to your response to comment 8 in our letter dated August 15, 2005. As evidenced by the comments below, we are not persuaded that the EBITDA amount presented provides useful information to investors. Accordingly, we continue to believe that you should remove this non-GAAP presentation from your filing. Please revise or advise.
4. Any presentation of a non-GAAP financial measure should be accompanied by a statement disclosing the reasons why management believes that presentation provides useful information to investors regarding financial condition or results of operations. In addition, to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measure should be disclosed in an accompanying statement. We intend these statements to be clear and specific to the non-GAAP financial measure used, the registrant, the business and industry and the manner in which management assesses the non-GAAP financial measure and applies it to management decisions. Statements that measures are "useful to analysts" or to management and directors such as those provided under Item (g) of page 13 are not sufficiently substantive and do not provide adequate support for your presentation. Please revise as appropriate.
5. In this regard, you indicate that you consider this non-GAAP financial measure to be useful because the senior credit facility contains covenants comparable to that measure. To assist us in evaluating your response, please provide us with a copy of the specific covenants to which you refer. These supplemental materials should clearly demonstrate that the bank applies EBITDA as a performance measure and that they define and compute it as it is presented in your filing. We may have further comments upon review of your response.
6. Refer to "Other Operating Data." As you have elected to disclose cash flows -from operating activities under this heading, please balance your presentation by also disclosing cash flows from investing and financing activities. In this regard, as cash flows from operating activities is a GAAP measure and since you consider EBITDA to be a performance measure rather than a liquidity measure, please tell us the purpose of your presentation here.

Risk Factors, page 15
7. We note your response to comment 11 in our letter dated August
15,
2005. It appears, however, that some of your risk factors still appear generic and readily transferable to other similarly situated businesses. For example, in response to our comment, you revised the risk factor "Changes to domestic or international government..." on page 17. Please further revise to state why you or your industry is particularly at material risk when there are changes to domestic or international government regulations. In other words, please explain the unique factor(s) about you or your industry that puts you at material risk when government regulations change and how these changes "adversely impact" your operations. We also note the following risk factors:

* A major accident involving one of our vessels..., page 20;
* Our insurance may be insufficient..., page 20;
* The loss of key personnel, including highly skilled..., page 21;
* We are subject to, and may in the future be subject to..., page
23;
and
* Warranty claims asserted against us in the future..., page 23.

If you elect to retain these or similar risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Please revise accordingly throughout, as appropriate.
8. We note your response to comment 12 in our letter dated August
15,
2005. It appears, however, that some of your risk factors continue to indicate that if the risk materializes, your "business," "financial results" or "operations" would be adversely affected. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Management`s Discussion and Analysis of Financial Condition...,
page
35
9. We note your press release, dated September 1, 2005, indicating that you have sustained only minimal damage and are fully operational following Hurricane Katrina. Please, however, include a discussion here describing the outlook of your operations following Hurricane Katrina, including the impact of any potential increases in fuel costs.

Overview, page 35
10. You state, on page 37, that the most recent reorganization of your business was expected to result in an estimated annual improvement of approximately $30 million in operating income. Currently and on an ongoing basis, please discuss the extent to which you have achieved these anticipated results. Identify and explain any significant variances between your actual results and your original estimates. Refer, by analogy, to the final interpretive response to SAB Topic 5-P-4 for guidance.



Revenue, page 42
11. We note the expanded disclosures you have provided under "Operating Expenses" in response to comment 23 in our letter dated August 15, 2005. However, please identify and quantify the impact of contract adjustments for fuel price increases in your "Revenue" discussions as well. Our comment also applies to the discussions on pages 46 and 49 of your document.
12. Where changes in line items are the result of more than one factor or of offsetting factors, the impact of each individually significant factor should be quantified to the extent practicable. Our comment applies to your discussions of both revenues and expenses. Please revise.

Contractual Obligations and Commercial Commitments Summary, page
55

Footnotes 5 and 6
13. Please revise these explanations to include the specific interest rates and terms used in the calculation of interest expense for each of the long term debt obligations included in the table.

Principal and Selling Stockholders, page 113
14. According to the Schedule 13G that was filed on August 5, 2005,
Royal Capital Management LLC, Robert W. Medway and Yale M. Fergang have reported that they are the beneficial owners of 5% of your outstanding common stock. Please reflect this ownership in the beneficial ownership table or explain why disclosure is not required.

Underwriting, page 131
15. We note your response to comment 38 in our letter dated August 15, 2005. After describing Merrill Lynch`s procedures, you stated that Ms. Kristina Schillinger "[r]eviewed its electronic offering procedures and that it continues to employ the same procedures as those reviewed by Ms. Schillinger." Please confirm that Merrill Lynch`s procedures were actually approved by Ms. Schillinger, as opposed to merely reviewed. You also stated that Ms. Schillinger "[r]eviewed UBS`s electronic offering procedures without objection in the spring of 2001." Please confirm that UBS employs the same electronic offering procedures that were cleared by Ms. Schillinger in 2001.





Financial Statements

Note 1. Significant Accounting Policies

Revenue Recognition, page F-12
16. We note your added disclosure to comment 41 in our letter dated
August 15, 2005, but continue to feel that a brief description of each major type of contract would add clarity to this policy note. Please revise your revenue recognition policy to individually discuss each major contract type and the specific revenue recognition policy.
For example, specifically explain the timing of revenue recognition under "take or pay contracts" in periods where the shipper is not meeting minimum tonnage requirements and describe how and when the various rate adjustments under "term" contracts are determined and recorded.
17. We note, from page 23, that you offer a warranty in connection with your standard barge manufacturing agreements and that you maintain reserves against claims on these warranties. Please provide the related disclosures specified in paragraph 14 of FIN 45. Alternatively, please explain why no additional disclosures are considered to be necessary.

General
18. Please continue to consider the updating requirements of Rule
3-
12 of Regulation S-X and provide a currently dated consent from your independent registered public accounting firm with any future amendments.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







	You may contact Amy Geddes, Staff Accountant, at (202) 551-
3304,
or David Humphrey, Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338, or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc: 	Imad Qasim, Esq.
	Sidley Austin Brown & Wood LLP
	Fax: (312) 853-7036

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Christopher A. Black
American Commercial Lines, Inc.
September 9, 2005
Page 1